Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Carbine Resources Limited
ACN/ARSN	122 976 818
	This notice is given by Allied Gold Limited on behalf of itself and each of its related bodies corporate (together, Allied Gold Associates)

1. Details of substantial holder (1)

Name	Allied Gold Limited
ACN/ARSN (if applicable)	104 855 067

The holder became a substantial holder on 08/03/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully paid, ordinary shares	4,020,000	4,020,000	13.62%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Allied Gold Limited	Beneficial Holder. The shares acquired are subject to an escrow period of 24 months from the date of listing on the ASX	4,020,000 Fully paid, ordinary shares
Each of the Allied Gold Limited Associates	Taken under the Corporations Act to have a relevant interest by reason of being an associate of Allied Gold Limited.	4,020,000 Fully paid, ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Allied Gold Limited and each of its Associates	Allied Gold Limited	N/A	4,020,000 Fully paid, ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
Allied Gold Limited and the following associates: Aretrend Pty Ltd Advance R & D Pty Ltd Nord Pacific Limited Simberi Gold Company Limited Nord Australex Nominees (PNG) Limited Compania Minera Nord Pacific de Mexico SA de CV Allied Tabar Exploration Pty Ltd Tabar Exploration Company Ltd	08/03/2007	Cash	**Non-cash**	4,020,000
		Consideration for the sale of the Red Dam Project		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the Allied Gold Associates	Related bodies corporate of the substantial holder, Allied Gold Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Allied Gold Limited	Unit 15 51-53 Kewdale Road Welshpool WA
Each of the Allied Gold Limited Associates	Unit 15 51-53 Kewdale Road Welshpool WA

Signature

print name	Peter Patrick Torre	capacity	Company Secretary
sign here		date	16/03/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.